SembCorp
Industries

03 JAN -3 AM 10:52

Rule 12g3-2(b) File No. 825109

5 December 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03003131

SUPPL

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Mary

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 1/23

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3118 Fax: (65) 6258 9583 Website: http://www.sembc

MASNET No. 9 OF 05.12.2002
Announcement No. 9

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests

Name of director:	Wong Kok Siew
Date of notice to company:	05/12/2002
Date of change of interest:	04/12/2002
Name of registered holder:	Wong Kok Siew
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	100,000
% of issued share capital:	0.005
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.81
No. of shares held before the transaction:	536,446
% of issued share capital:	0.03
No. of shares held after the transaction:	636,446
% of issued share capital:	0.03

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	536,446
% of issued share capital:	0	0.03
No. of shares held after the transaction:	0	636,446
% of issued share capital:	0	0.03
Total shares:	0	636,446

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 05/12/2002 to the SGX